UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42288

Cuprina Holdings (Cayman) Limited

(Registrant’s Name)

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

Cuprina Holdings (Cayman) Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Kreit & Chiu CPA LLP (“K&C”) effective October 15, 2025. The dismissal of K&C has been considered and approved by the board of directors (the “Board”) of the Company.

K&C’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through October 14, 2025, there have been no disagreements with K&C on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to K&C’s satisfaction, would have caused K&C to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2024 and 2023 and through October 14, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided K&C with a copy of the above disclosure and requested that K&C furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of K&C’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed J&S Associate PLT (“J&S”) as successor auditor of the Company effective October 15, 2025 to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2025. The appointment of J&S has been approved by the Board and the audit committee.

During the Company’s two most recent fiscal years and through October 14, 2025, neither the Company nor anyone acting on the Company’s behalf consulted J&S with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Exhibit Index

Exhibit No.	Description
99.1	Letter of Kreit & Chiu CPA LLP dated October 15, 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuprina Holdings (Cayman) Limited

By:	/s/ David Quek Yong Qi
Name:	David Quek Yong Qi
Title:	Chief Executive Officer and Director

Date: October 15, 2025